FORM 51-102F3

Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Alexco Resource Corp. (the "Company")
Suite 2300 – 200 Granville Street
Vancouver, British Columbia
V6C 1S4

ITEM 2.	DATE OF MATERIAL CHANGE

February 10, 2006 and February 15, 2006.

ITEM 3.	NEWS RELEASE

Issued February 10, 2006 and February 15, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

See attached news releases.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news releases.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102
Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Elaine Sanders, Chief Financial Officer
Telephone: 604-633-4888

ITEM 9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 20th day of February, 2006.

News Release

Alexco Resource Corp. Finalizes Agreements to Purchase UKHM Property

February 10, 2006 Vancouver, British Columbia – Alexco Resource Corp. (TSX:AXR) (“Alexco or the Corporation”) is pleased to announce that it has assigned to its wholly owned subsidiary, Elsa Reclamation & Development Company Ltd. (“ERDC”), its interest in the Purchase Agreement with PricewaterhouseCoopers Inc. as Interim Receiver to purchase the assets of United Keno Hill Mines Limited and UKH Minerals Limited ( the ‘Purchase Agreement”) and that ERDC has entered into an agreement subsidiary to the Purchase Agreement (the “Sub-Agreement”) with Alexco, the Federal and Yukon governments (the "Governments") in respect of the pre-existing environmental condition and the environmental care and maintenance and reclamation of the UKHM site. The Purchase Agreement requires court approval which is scheduled to be heard in Whitehorse, Yukon on Wednesday, February 15, 2006, and the Sub-Agreement is conditional on such approval.

The Purchase Agreement is structured with an “Initial Closing”, currently planned for April 14, 2006, and a “Final Closing” to occur ten business days following receipt by ERDC of a Water Licence. ERDC will have a maximum of six months to apply for a Water Licence and three years to obtain it. A further 12-month extension may be granted by the Interim Receiver in its discretion. Ownership of the UKHM assets will be conveyed to ERDC on Final Closing. In the Sub-Agreement, the Federal Government indemnifies ERDC and Alexco for all liabilities arising directly or indirectly as a result of the pre-existing condition of the UKHM site.

In a separate agreement with the Government of Yukon, ERDC as a paid contractor will assume responsibility for the environmental care and maintenance of the UKHM site between Initial Closing and Final Closing. During such period ERDC will have access to the UKHM site and is planning an extensive exploration program.

Other key monetary provisions of the Sub-Agreement are as follows:

  ERDC is to deposit at Initial Closing $10 million into a Qualified Environmental Trust to be used exclusively to fund ERDC’s proportionate share of the reclamation of the pre- existing environmental liabilities of the UKHM site.
  ERDC and the Governments will jointly develop a reclamation plan for the UKHM site, with ERDC and the Federal Government sharing the plan development costs.
  After Final Closing, ERDC will be responsible for environmental care and maintenance of the UKHM site and during the period of reclamation will bear an increasing portion of such costs.
  ERDC is to contribute to a separate reclamation trust a portion of any future proceeds

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

from sales of existing assets as well as a 1.5% Net Smelter Return royalty (maximum $4 million) from any future production from the UKHM site.

The Sub-Agreement includes a number of termination provisions including provisions obliging ERDC to deposit in excess of $1.5 million into the separate reclamation trust if either ERDC in its discretion elects to terminate the Sub-Agreement or if ERDC, by virtue of not using all commercially reasonable efforts, is unable to obtain a Water Licence by the fourth anniversary of Initial Closing. After Final Closing, ERDC can terminate the Sub-Agreement without penalty if the Federal Government does not obtain necessary Treasury Board approvals to fund the reclamation of the UKHM site. Alexco has also agreed that after Final Closing should ERDC default under the Sub-Agreement, Alexco will pay a default fee in excess of $5.0 million.

Key features of the Purchase Agreement and Sub-Agreement are summarized in a Court Report, submitted by PricewaterhouseCoopers Inc. to the Supreme Court of the Yukon Territory on February 9, 2006. A copy of Section 7 of the Court Report, being the relevant section which pertains to such agreements can be found on the Company’s website at www.alexcoresource.com.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Corporation’s core competencies and skills which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

News Release

Alexco Awarded Historic Keno Hill Silver Mining District

February 15, 2006 Vancouver, British Columbia – Alexco Resource Corp. (TSX:AXR) (“Alexco or the Company”) is pleased to announce that the Company has been awarded the historic Keno Hill silver mining district. The Supreme Court of the Yukon Territory granted today a vesting order approving the purchase of the assets of United Keno Hill Mines Limited and UKH Minerals Limited by Alexco through its wholly owned subsidiary, Elsa Reclamation & Development Company Ltd. ("ERDC"), pursuant to the terms and conditions of an agreement between ERDC and PricewaterhouseCoopers Inc., as Interim Receiver. The terms of such agreement are summarized in the Company's press release dated February 10, 2006. The order permits ERDC to now proceed with "Interim Closing", scheduled for April 14, 2006, after which it intends to apply for a water licence, eventual issuance of which will permit "Final Closing" of the acquisition to take place.

The Keno Hill mining district is located in the Yukon Territory 330 km north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the Nacho Nyak Dun First Nation. The district consists of 14,980 hectares of mining leases, quartz claims and crown grants. The lands to be controlled by Alexco have numerous occurrences of mineral deposits and prospects, including 35 mines with a history of production. The Yukon Government’s published Minfile database states that between 1941 and 1989 the district produced more than 217 million ounces of silver (5.37 million tons) with average grades of 40.52 opt silver, 5.62% lead and 3.14% zinc. Mine operations closed down in 1989 when United Keno Hill Mines went bankrupt due to low metal prices.

“Alexco is very pleased to obtain Court approval today. The Company can now focus on plans for remediation and further exploration opportunities in the district”, states Clynt Nauman, President and CEO of the Company.

“NovaGold is very excited about the exploration potential of the Keno Hill district. It has historically been one of the highest grade silver producers in North America. We look forward to working with Alexco in the years ahead to explore for silver and gold ore bodies throughout the mining district”, states Rick Van Nieuwenhuyse, President and CEO of NovaGold Resources Inc. (TSX, AMEX: NG), Alexco’s largest shareholder and Director of Alexco.

Alexco is also pleased to announce the appointment of Ms. Elaine M. Sanders as Chief Financial Officer and Corporate Secretary. Ms. Sanders is a chartered accountant and has experience in auditing, financing, and accounting for public and private companies. She has been involved with numerous financings, acquisitions, and listings of companies on both the TSX and AMEX stock exchanges. She is also Controller of NovaGold Resources Inc.

About Alexco

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies and skills which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4